GERALD R. TUSKEY, PERSONAL LAW CORPORATION

Suite 1000, 409 Granville Street

Vancouver, B.C.

V6C 1T2   Canada

Telephone:  (604)681-9588

Facsimile:  (604)688-4933

Email:  gtuskey@telus.net

                                                                                    December 21, 2004

VIA COURIER/EDGAR FILING

U.S. Securities and Exchange

450 Fifth Street, N.W.

Mail Stop 03-05

Washington, D.C.   20549

Attention:  Mr. Daniel H. Morris, Attorney-Adviser

                  Division of Corporation Finance

Dear Mr. Morris:

                        Re:  Bingo.com, Inc. (the "Company")

                                - S-4 filed November 1, 2004

                                - File No. 333-120120

                        We provide the following responses to your comment letter dated December 1, 2004 addressed to Mr. T.M. Williams, President and C.E.O. of the Company.  All current financial information has been updated to the third quarter ended September 30, 2004.  We have also enclosed one blacklined copy and three clean copies of amendment no. 1 to the S-4.

General

1.         The Company has not yet taken corporate action in accordance with shareholder approval of the merger by written consent.  No corporate action will be taken from a minimum of 20 days after the S-4 is first mailed to stockholders.  We have revised the prospectus to make a clear distinction between taking action by written consent and taking corporate action to effect the merger.

2.         We have filled in the specific date of the stockholders' written consent resolution (October 15, 2004).

3.         We have revised the document to better distinguish between Bingo.com, Inc. ("Bingo Florida") and Bingo.com, Ltd. ("Bingo Anguilla") and Bingo, Inc.

4.         The Management of the Company has considered the following in the merger decision:

  The major reason for the merger is that Anguilla is a tax free jurisdiction.  This is considered beneficial considering the Company's increased profitability.

  Anguilla is a British Protectorate and therefore has very close ties with the United Kingdom.  The Company identifies the United Kingdom as a future market in which to expand and therefore to increase traffic.

  Anguilla has modern corporation laws, enabling the Company to operate in an efficient manner.

  The Company has in addition looked at other low tax locations (eg. The Channel Islands, Bermuda and the Isle of Man) and found that Anguilla is the most cost effective location for the Company's operations.

  The management of the Company has familiarity and long time experience of operating in Anguilla and therefore believes it will be able to find the necessary staff in Anguilla, where there is often a shortage of skilled personnel.

  Anguilla does not currently have an efficient online banking system but there are plans by the various banks in Anguilla to set up an internet banking system, which the Company prefers to use for its operation.

Prospectus Cover Page

5.         We have included a clear statement on the prospectus cover page that no stockholder meeting will be held with respect to the merger.

6.         The cover page has been re-formatted to take up only one page.

Table of Contents

7.         The inside front cover page has been revised as requested.

8.         The list of exhibits has been deleted from the table of contents.

Summary

The Merger, page 3

9.         We have disclosed the date on which the board of directors of each company approved the merger agreement and merger (October 15, 2004).

Reasons for the Merger, page 4

10.       We have made the changes requested.

What is Needed to Complete the Merger, page 5

11.       We have included more specific information in this subsection.

Bingo.com Stockholder Approval of Merger by Written Consent, page 6

12.       We have disclosed the date of the written consent resolution and have distinguished between that corporate action and the corporate action which will be taken following the waiting period.

We are subject to risks and challenges frequently encountered by early stage companies engaged in early state enterprises and Internet commerce, page 8

13.       We have made the revisions requested.

14.       We have deleted the duplicative risks from the list.

The effect of Government Legislation, page 9

15.       We have revised the subheadings as requested.

Our business may be subject to government regulation, page 14

16.       We have shortened the discussion under this subheading.

Substantial sales of our common stock could cause our stock price to fall, page 16

17.       We have incorporated your suggested revisions.

The Merger, page 17

18.       We have included a statement with respect to federal and state regulatory requirements at the start of this section.

19.       The Company confirms that it has not received a report, opinion or appraisal from an outside party regarding the merger transaction.

Bingo.com, Ltd.'s Reasons for the Merger, page 17

20.       We have revised the disclosure to provide a more balanced discussion as requested.

21.       We have updated the discussion regarding third and fourth quarter profits in 2004.

22.       We have included some discussion of the issues considered in connection with the proposed re-incorporation and alternatives that were considered.

U.S. Federal Income Tax Consequences, page 18

23.       We have clarified that this section includes a summary of material tax consequences and have eliminated the reference that some relevant tax matters have been excluded.

Listing on OTC BB, page 18

24.       We have disclosed that listing of the shares of Bingo Florida on the OTC BB will continue up to and through the closing of the merger.  After the merger, the shares of the surviving company Bingo Anguilla will be quoted on the OTC BB in substitution for the shares of Bingo Florida.

Appraisal Rights to Dissenting Stockholders of Bingo.com, Inc., page 20

25.       We have added the requested disclosure.

Management and Operations after the Merger, page 23

26.       We have stated the term of office for each director.

Effective Time, page 25

27.       We have stated that there is no material uncertainty as to the conditions to the consummation of the merger.

Business, page 28

28.       We have clarified the significance of the number of bingo cards served since inception.

Development of the Business, page 30

29.       The Company is not dependent on one or a few major customers.

30.       We have deleted the brief reference to business strategy under the "development of business" subheading as suggested.

Bingo.com Domain Name, page 30

31.       We have added additional disclosure regarding Mr. Williams' relationship to Bingo, Inc. at the time of the domain name purchase.  We have also added disclosure regarding Mr. Williams' subsequent role with Bingo, Inc.

32.       We have revised the paragraph to specifically identify the payee as requested.

Free Bingo Business, page 31

33.       We have described in detail the statement "one of the stickiest sites on the Internet".

34.       We have revised the document to clarify the statement that the Company has built multiple revenue streams.

The Niche, page 32

35.       We have framed the statements as beliefs of the Company.

36.       We have deleted this sentence.

Build multiple revenues, page 33

37.       We have expanded the disclosure regarding the purchase discount program and the third party referral program.

Expand registered user database, page 33

38.       We have revised the disclosure to express the referenced statement as a belief of the Company.

Employees, page 34

39.       We have clarified the statement that the Company outsources its development resources.

Overview, page 39

40.       The Company has reduced its Accounts Payable from $1,046,317 as of September 30, 2001 to $515,180 as of September 30, 2004.  It has achieved this by working with our creditors to either settle for some percentage of the amount owed or implementing a long term payment plan.  For instance, American Express which was owed approximately $53,000 as of September 30, 2001, was paid off completely in the quarter ended December 31, 2004.  This was achieved by an agreed escalating monthly payment plan. An example of a settlement was Sunrise International leasing Corporation, the finance arm of Sun computers, supplier of some of the Company's servers wherein a claim of $57,904,89 was settled for $13,816.07.   Management expects that the remaining outstanding long-term creditors will all be settled by end of fiscal 2005.

Results of Operations, page 40

41.            Information has been updated throughout the prospectus to include the most recent quarterly financial results.

Voting Rights, page 48

Election of Directors, page 48

42.       We have made the revision requested.

43.       We have added the discussion regarding quorum provisions and maintenance of corporate books and records.

Voting and Management Information, page 52

44.       We have disclosed the date of the stockholders' written consent resolution.

45.       We have clarified the identity of the last beneficial owner listed in the table on page 54.  It is the private company which sold the domain name to Bingo.com, Inc. in 1999.

46.       Where appropriate, we have included disclosure regarding the voting securities and the sole stockholder of Bingo.com, Ltd.  We have included mention that the merger has received requisite approval by the stockholder of Bingo.com, Ltd.

Principal Stockholders, page 53.

47.       We have revised this section to include a statement that the beneficial ownership table reflects securities that may be acquired in the following 60 days.

Certain Relationships and Related Transactions, page 54

48.       The Company has made full disclosure of all related party transactions in its financial reporting and does not propose to file copies of the debentures etc. as exhibits.

Documents incorporated by reference, page 59

49.       We have revised the sentence to clarify that all the documents are already on file with the SEC.  We have not forward-incorporated any reports not yet filed with the SEC.

Market for Common Equity and Related Stockholder Matters

50.       We have revised to include the information set forth in Item 201 of Regulation S-B.

Changes in and disagreements with accountants on accounting and financial disclosure

51.       We have now included the information called for by Item 304.

Signature Page

52.       We have revised the signature page to identify that Mr. Bromley is signing in the capacity as principal accounting officer.

Legal Opinions

Exhibits 5.1, 5.2 and 5.3

53.       We will file signed and dated opinions prior to effectiveness.

Exhibit 5.1

54.       This tax opinion is now filed as Exhibit 8.1.

Exhibit 5.1 and 5.3

55.       We have revised the penultimate paragraph of exhibit 5.1 and the introductory paragraph of exhibit 5.3 as requested.

                        Before the Company's S-4 registration statement is declared effective, the Company will provide a letter to the SEC acknowledging the matters set out on page 9 of your comment letter.

                        We look forward to receiving an effective date for the Company's Form S-4 or additional comments at your earliest convenience.

                                                                                    Yours truly,

                                                                                    Gerald R. Tuskey,

                                                                                    Personal Law Corporation

                                                                                    Per:            /s/Gerald R. Tuskey

                                                                                                Gerald R. Tuskey

Enclosures

cc:                Bingo.com, Inc.

                Attn. Mr. T.M. Williams